(As filed with the Securities and Exchange Commission on June 7, 2005)

                                                               File No. 70-10307

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM U-1/A

                                 AMENDMENT NO. 1
                                       TO
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                FirstEnergy Corp.

                               Ohio Edison Company
                   The Cleveland Electric Illuminating Company
                            The Toledo Edison Company
                           Pennsylvania Power Company
                              76 South Main Street
                                Akron, Ohio 44308

                  (Names of companies filing this statement and
                     address of principal executive offices)

     ----------------------------------------------------------------------

                                FIRSTENERGY CORP.

          (Name of top registered holding company parent of applicants)

     ----------------------------------------------------------------------

              Leila L. Vespoli               Douglas E. Davidson, Esq.
          Senior Vice President and           Thelen Reid & Priest LLP
               General Counsel                    875 Third Avenue
              FirstEnergy Corp.               New York, New York 10022
            76 South Main Street
              Akron, Ohio 44308

                   (Names and addresses of agents for service)

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


     The Application/Declaration filed in this proceeding on May 23, 2005 is hereby amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS
         ------------------------------------

     1.1 Introduction.
         ------------

     FirstEnergy Corp., an Ohio corporation ("FirstEnergy"), is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act")./1/ FirstEnergy directly owns all of the outstanding common stock of Ohio Edison Company ("Ohio Edison"), The Cleveland Electric Illuminating Company ("Cleveland Electric"), and The Toledo Edison Company ("Toledo Edison"), and indirectly through Ohio Edison owns all of the outstanding common stock of Pennsylvania Power Company ("Penn Power")./2/ Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison are referred to herein as the "Utility Subsidiaries." FirstEnergy and the Utility Subsidiaries are referred to herein as the "Applicants."

     Ohio Edison was organized under the laws of the State of Ohio in 1930 and owns property and does business as an electric public utility in that state. Ohio Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Ohio Edison engages in the generation, distribution and sale of electric energy to communities in a 7,500 square mile area of central and northeastern Ohio having a population of approximately 2.8 million.

     Ohio Edison owns all of Penn Power's outstanding common stock. Penn Power was organized under the laws of the Commonwealth of Pennsylvania in 1930 and owns property and does business as an electric public utility in that state. Penn Power is also authorized to do business and owns property in the State of Ohio. Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania having a population of approximately 300,000.

     Cleveland Electric was organized under the laws of the State of Ohio in 1892 and does business as an electric public utility in that state. Cleveland Electric engages in the generation, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio having a population of approximately 1.9 million. It also has ownership interests in certain generating facilities located in Pennsylvania.

----------

1 See FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001), as supplemented by Holding Co. Act Release No. 27463 (Nov. 8, 2001) (the "Merger Order").

2 FirstEnergy's other public utility subsidiaries are Jersey Central Power & Light Company, Pennsylvania Electric Company, Metropolitan Edison Company, York Haven Power Company, The Waverly Electric Power & Light Company and American Transmission Systems, Incorporated. These companies are not applicants in this proceeding.

     Toledo Edison was organized under the laws of the State of Ohio in 1901 and does business as an electric public utility in that state. Toledo Edison engages in the generation, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio having a population of approximately 800,000. It also has interests in certain generating facilities located in Pennsylvania.

     Filed herewith as Exhibit H is a table showing the components of consolidated capitalization as of March 31, 2005, of FirstEnergy, Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison.

     The Applicants are requesting authorization herein for certain transactions that are related to the transfer of ownership of the generating facilities owned by the Utility Subsidiaries to associate companies qualifying as "exempt wholesale generators" ("EWGs") under Section 32 of the Act. These asset transfers are intended to complete the implementation of FirstEnergy's Ohio and Pennsylvania corporate separation plan, which was described in FirstEnergy's Application/Declaration for authorization to merge with GPU, Inc.

     1.2 Description of Generating Facilities to be Transferred by the Utility
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Subsidiaries.
------------

     The Utility Subsidiaries own, individually or together as tenants in common, interests in the following generating plants, which they intend to transfer to EWG associate companies:/3/

                      FOSSIL AND HYDROELECTRIC POWER PLANTS

----------------------------------------------------------------------------------------
       Plant                  Location                 MW             Ownership %
----------------------------------------------------------------------------------------
Ashtabula 5              Ashtabula, OH                 244     Cleveland Electric 100%
----------------------------------------------------------------------------------------
Bay Shore 1-4            Toledo, OH                    631     Toledo Edison 100%
Bay Shore Peaking                                      17
----------------------------------------------------------------------------------------
R.E. Burger 3-5          Shadyside, OH                 406     Ohio Edison 100%
----------------------------------------------------------------------------------------
R.E. Burger Peaking      Shadyside, OH                   7     Ohio Edison 85.6%
                                                               Penn Power 14.4%
----------------------------------------------------------------------------------------
Eastlake 1-5             Eastlake, OH                1,233     Cleveland Electric 100%
Eastlake Peaking                                        29
----------------------------------------------------------------------------------------

----------

3 The Utility Subsidiaries do not propose to transfer their remaining percentage ownership interests in certain of the nuclear facilities that are currently subject to sale and leaseback arrangements and in certain fossil units not now being leased by FirstEnergy Generation Corp., as described in paragraph 1.3 below.


                                       3


----------------------------------------------------------------------------------------
Lakeshore 18             Cleveland, OH                 245     Cleveland Electric 100%
Lakeshore Peaking                                        4
----------------------------------------------------------------------------------------
Bruce Mansfield 1        Shippingport, PA              780     Ohio Edison 60%
                                                               Penn Power 33.5%
----------------------------------------------------------------------------------------
Bruce Mansfield 2        Shippingport, PA              780     Ohio Edison 43.06%
                                                               Penn Power 9.36%
                                                               Cleveland Electric 1.68%
----------------------------------------------------------------------------------------
Bruce Mansfield 3        Shippingport, PA              800     Ohio Edison 49.34%
                                                               Penn Power 6.28%
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W.H. Sammis 1-6          Stratton, OH                1,620     Ohio Edison 100%
----------------------------------------------------------------------------------------
W.H. Sammis 7            Stratton, OH                  600     Ohio Edison 48%
                                                               Penn Power 20.8%
                                                               Cleveland Electric 31.2%
----------------------------------------------------------------------------------------
W.H. Sammis Peaking      Stratton, OH                   13     Ohio Edison 85.6%
                                                               Penn Power 14.4%
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Edgewater Peaking        Lorain, OH                     48     Ohio Edison 86%
                                                               Penn Power 14.0%
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Richland Peaking 1-3     Defiance, OH                   42     Toledo Edison 100%
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Seneca                   Warren, PA                    435     Cleveland Electric 100%
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West Lorain              Lorain, OH                    120     Ohio Edison 100%
Peaking Unit 1
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Mad River Peaking        Springfield, OH                60     Ohio Edison 85.6%
                                                               Penn Power 14.4%
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Stryker Peaking          Springfield, OH                18     Toledo Edison 100%
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


                              NUCLEAR POWER PLANTS

----------------------------------------------------------------------------------------
       Plant                  Location                 MW             Ownership %
----------------------------------------------------------------------------------------
Beaver Valley 1          Shippingport, PA              821     Ohio Edison 35%
                                                               Penn Power 65%
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Beaver Valley 2          Shippingport, PA              831     Ohio Edison 20.22%
                                                               Penn Power 13.74%
                                                               Cleveland Electric 24.47%
                                                               Toledo Edison 1.65%
----------------------------------------------------------------------------------------
Davis-Besse              Oak Harbor, OH                883     Cleveland Electric 51.38%
                                                               Toledo Edison 48.62%
----------------------------------------------------------------------------------------


                                       4


----------------------------------------------------------------------------------------
Perry                    North Perry Village, OH     1,260     OES Nuclear 17.42%
                                                               Penn Power 5.245%
                                                               Toledo Edison 19.91%
                                                               Cleveland Electric 44.85%
----------------------------------------------------------------------------------------

     1.3 Sale of Fossil and Hydroelectric Plants to FirstEnergy Generation Corp.
         -----------------------------------------------------------------------

     Currently, the Utility Subsidiaries lease all of the fossil and hydroelectric generating plants listed in the table above to FirstEnergy Generation Corp. ("FE GenCo"), which is a direct wholly-owned subsidiary of FirstEnergy Solutions Corp. ("FE Solutions") and an indirect subsidiary of FirstEnergy. FE GenCo has been certified by the Federal Energy Regulatory Commission ("FERC") as an EWG./4/ FE GenCo leases and operates these plants pursuant to the terms of a Master Facility Lease ("Master Lease"), dated as of January 1, 2001 (incorporated herein by reference as Exhibit B-1). The Master Lease, which became effective on January 1, 2001, and has a term of twenty years, was intended as the first step in the eventual transfer of ownership of the leased plants to FE GenCo. Pursuant to Section 12 of the Master Lease, FE GenCo has an option to purchase the leased generating plants for the purchase price per unit listed in Exhibits A through D to the Master Lease. The purchase price for each unit is equal to its fair value as of December 31, 2000. Section 12 of the Master Lease further provides that, upon exercise of the purchase option, FE GenCo may pay the purchase price either in cash or by executing a promissory note, secured by a lien on the transferred assets.

     Each of the Utility Subsidiaries and FE GenCo has entered into a Fossil Purchase and Sale Agreement ("Fossil PSA"), filed herewith as Exhibits B-2 through B-5. Under the Fossil PSA, FE GenCo has agreed to purchase each Utility Subsidiary's fossil units (and, in the case of Cleveland Electric, one hydroelectric generating facility), and to assume certain liabilities relating to the purchased units, for an amount equal to the aggregate purchase price for all units owned by the selling Utility Subsidiary, as set forth in Exhibits A through D of the Master Lease, as follows: Ohio Edison - $980 million; Penn Power - $125 million; Cleveland Electric - $408 million; and Toledo Edison - $88 million. As consideration for the purchased units, FE GenCo will deliver to the selling Utility Subsidiary its secured promissory note ("FE GenCo Note"), filed herewith as Exhibits B-10 through B-13. Each FE GenCo Note will be secured by a lien on the units purchased, bear interest at a rate per annum based on the average weighted cost of long-term debt of the Utility Subsidiary to which the FE GenCo Note is issued, and mature twenty years after the date of issuance. FE GenCo may prepay the FE GenCo Note at any time, in whole or in part, without penalty.

     Exhibit H hereto shows the calculation of the average weighted cost of long-term debt of each of the Utility Subsidiaries as of March 31, 2005. The

----------

4 FE GenCo was approved by the FERC as an EWG on April 6, 2001. FirstEnergy Generation Corp., 95 FERC P. 62,018 (2001).

actual interest rate on the FE GenCo Notes will be calculated in the same manner as of the end of the quarter next preceding the closing date.

     Under each Fossil PSA, FE GenCo has also agreed that, upon request of the selling Utility Subsidiary, it will assume the selling Utility Subsidiary's liabilities and obligations with respect to a certain outstanding principal amount of pollution control revenue bonds ("Fossil PCRBs") that are related to the purchased plants./5/ If Fossil PCRBs are assumed by FE GenCo at closing, then the principal amount thereof will reduce the principal amount of the applicable FE GenCo Note delivered by FE GenCo at closing. If FE GenCo assumes Fossil PCRBs after closing, the principal amount so assumed will represent a payment of principal on the applicable FE GenCo Note delivered at closing.

     As required by Section 32(c) of the Act, in order for the fossil and hydroelectric generating plants leased by Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison to FE GenCo to be considered "eligible facilities," certain specific findings were required of the Public Utilities Commission of Ohio ("PUCO") and the Pennsylvania Public Utility Commission ("PPUC")./6/ By order dated December 21, 2000 in Case No. 00-2320-EL-UNC, the PUCO made the requisite findings in respect of the generating units leased by Ohio Edison, Cleveland Electric and Toledo Edison to FE Genco, and by order dated February 21, 2001 in Docket No. P-00011869, the PPUC made the requisite findings in respect of the generating units leased by Penn Power to FE GenCo. The Utility Subsidiaries have determined that, in connection with FE GenCo's exercise of the purchase option under the Master Lease, Section 32(c) of the Act may require further findings by the PUCO and the PPUC, as well as findings by the New York Public Service Commission ("NYPSC") and New Jersey Board of Public Utilities ("NJBPU"). Accordingly, applications requesting such further findings under
Section 32(c) of the Act have been filed with each of the four commissions./7/

----------

5 Currently, the Utility Subsidiaries have outstanding obligations in respect of Fossil PCRBs in the following principal amounts: Ohio Edison - $470,343,703; Penn Power - $63,472,167; Cleveland Electric - $362,278,376;
     and Toledo Edison - $69,100,754.

6 Section 32(c) of the Act provides that, "if a rate or charge . . . for electric energy produced by a facility ( . . . ) was in effect under the laws of any State as of the date of enactment of this section, in order for the facility to be considered an eligible facility, every State commission having jurisdiction over any such rate or charge must make a specific determination that allowing such facility to be an eligible facility (1) will benefit consumers, (2) is in the public interest, and (3) does not violate State law; Provided, That in the case of such a rate or charge which is a rate or charge of an affiliate of a registered holding company:
     (A) such determination with respect to the facility in question shall be required from every State commission having jurisdiction over the retail rates and charges of the affiliates of such registered holding company; and
     (B) the approval of the Commission under this Act shall not be required for the transfer of the facility to an exempt wholesale generator."

7 FirstEnergy was not a registered holding company at the time that the Utility Subsidiaries entered into the Master Lease with FE GenCo. Thus, the Utility Subsidiaries sought and obtained the requisite findings under
     Section 32(c) only from the PUCO (in respect of the facilities owned by Ohio Edison, Cleveland Electric and Toledo Edison) and the PPUC (in respect of the facilities owned by Penn Power). Although the need for further State commission findings under Section 32(c) in connection with FE GenCo's exercise of the purchase option is not clear, in view of the fact that the Utility Subsidiaries are now subsidiaries of a registered holding company, the Utility Subsidiaries have nevertheless filed further applications with all of the State commissions having jurisdiction over retail rates in FirstEnergy's four-State service territory.

     1.4 Transfer of Nuclear Power Plants to FirstEnergy Nuclear Generation
         ------------------------------------------------------------------
Corp.
-----

     Each of the Utility Subsidiaries has also agreed to transfer its respective ownership interests in the Beaver Valley, Perry and Davis-Besse Nuclear Plants to a new FirstEnergy subsidiary that will be certified as an EWG. In connection with the transfer of the Beaver Valley, Perry and Davis-Besse Nuclear Plants, FirstEnergy's public utility subsidiaries are seeking the requisite findings of the PUCO, PPUC, NJBPU and NYPSC under Section 32(c) of the Act in order for the transferred facilities to be considered "eligible facilities." The Utility Subsidiaries will sell or otherwise transfer their respective ownership interests in the nuclear plants by means of the following transactions to be carried out concurrently:

     Transfer of Nuclear Plants by Penn Power. Initially, pursuant to the terms of a Subscription and Capital Contribution Agreement ("Penn Power Contribution Agreement"), filed herewith as Exhibit B-6, Penn Power will acquire 100 shares of common stock of a new subsidiary, FirstEnergy Nuclear Generation Corp. ("FE Nuclear"), in consideration for Penn Power's contribution to FE Nuclear of its undivided interests in the two Beaver Valley units and Beaver Valley common facilities and its undivided interest in the Perry Unit 1, together with associated decommissioning funds. In connection with such contribution, FE Nuclear will assume Penn Power's obligations in respect of $64 million aggregate principal amount of pollution control revenue bonds ("Nuclear PCRBs") and certain other liabilities associated with the transferred units. The parties to the Penn Power Contribution Agreement have agreed that the value of the contributed assets will be the net book value thereof as of the end of the fiscal quarter immediately preceding the closing. Simultaneously, Penn Power will receive from FE Nuclear a promissory note in the form of Exhibit B-14 hereto ("FE Nuclear Note") in respect of the book value of certain related assets, including construction work in progress, nuclear fuel, inventories and spare parts and accounts receivable, determined as of the end of the quarter immediately preceding the closing. The FE Nuclear Note will bear interest at a rate equal to Penn Power's weighted average cost of long-term debt, determined as shown in Exhibit I hereto, will mature 20 years after its date of issuance, and will be prepayable at any time, in whole or in part, by FE Nuclear.

     Following the contribution to FE Nuclear, Penn Power will distribute the stock of FE Nuclear as a dividend to its parent, Ohio Edison, such that FE Nuclear will become, momentarily, a direct wholly-owned subsidiary of Ohio Edison. If the transactions described in the previous paragraph had occurred on March 31, 2005, Penn Power's cost basis for the stock of FE Nuclear would have been equal to the net book value of the transferred interests in the Beaver Valley and Perry units and associated assets (approximately $542 million), less the Nuclear PCRBs ($64 million) and agreed upon value of other liabilities assumed by FE Nuclear (approximately $401 million), and the distribution of the stock of FE Nuclear to Ohio Edison would have resulted in a charge to Penn Power's retained earnings of $77 million.

     Transfer of Nuclear Plants by Ohio Edison. Pursuant to the terms of a Capital Contribution Agreement ("Ohio Edison Contribution Agreement"), filed as Exhibit B-7 hereto, Ohio Edison will contribute its undivided interests in the two Beaver Valley units and Beaver Valley common facilities and the common stock of OES Nuclear Incorporated ("OES Nuclear"), a wholly-owned non-utility subsidiary of Ohio Edison, which holds an undivided interest in Perry Unit 1, together with associated decommissioning funds and its interests in other assets, inventories, fuel, spare parts, equipment, supplies and contract rights relating to the transferred units, to FE Nuclear as an additional capital contribution to FE Nuclear. In connection with such transfer, FE Nuclear will initially also assume Ohio Edison's obligations in respect of $116 million aggregate principal amount of Nuclear PCRBs and certain other liabilities associated with the transferred units. An additional $295 million of Ohio Edison's Nuclear PCRBs are expected to be assumed by FE Nuclear after the distribution described in the next paragraph. The parties to the Ohio Edison Contribution Agreement have agreed that the value of the contributed assets will be the net book value thereof as of the end of the fiscal quarter immediately preceding the closing.

     Following the transfer to FE Nuclear, it is anticipated that OES Nuclear will be merged with and into FE Nuclear, and Ohio Edison will distribute the stock of FE Nuclear as a dividend to its parent, FirstEnergy, such that FE Nuclear will become, momentarily, a direct wholly-owned subsidiary of FirstEnergy, and FirstEnergy, in turn, will contribute the stock of FE Nuclear to FE Solutions.

     If the transactions described above had occurred on March 31, 2005, Ohio Edison's cost basis for the stock of FE Nuclear would have been equal to the net book value of the transferred interests in the Beaver Valley and Perry units and associated assets (approximately $712 million), less the initial Nuclear PCRBs to be assumed ($116 million) and the agreed upon value of other liabilities assumed by FE Nuclear (approximately $596 million), resulting in no charge to Ohio Edison's retained earnings.

     Sale of Nuclear Plants by Cleveland Electric and Toledo Edison. Cleveland Electric and Toledo Edison have each entered into a Nuclear Purchase and Sale Agreement with FE Nuclear ("Nuclear PSA"), filed herewith as Exhibits B-8 and B-9, respectively, under which FE Nuclear has agreed to purchase Cleveland Electric's and Toledo Edison's respective undivided ownership interests in Beaver Valley Unit 2, Perry Unit 1 and Davis-Besse for a purchase price equal to the net book value thereof, determined as of the end of the fiscal quarter immediately preceding the closing, together with the respective interests of Cleveland Electric and Toledo Edison in nuclear decommissioning trust funds associated with those plants and their respective right, title and interest in and to all contracts, fuel, spare parts, inventories, equipment, supplies and other assets associated with each transferred unit, less the amount of obligations of Cleveland Electric and Toledo Edison under Nuclear PCRBs associated with the transferred units ($367 million and $284 million, respectively, at March 31, 2005), and the agreed upon value of certain other liabilities associated with the transferred units.

     At closing, FE Nuclear will pay the purchase price, determined as described in the previous paragraph, by delivering to Cleveland Electric and Toledo Edison FE Nuclear Notes, in the form of Exhibit B-14 hereto, secured by a lien on the transferred assets. Each FE Nuclear Note will bear interest at a rate per annum based on the average weighted cost of long-term debt of Cleveland Electric and Toledo Edison, as the case may be, determined as shown in Exhibit I hereto, will mature 20 years after the date of issuance, and will be prepayable at any time, in whole or in part, at the option of FE Nuclear, without penalty.

     If the transactions described above had been consummated at March 31, 2005, the principal amounts of the FE Nuclear Notes delivered to Cleveland Electric and Toledo Edison would have been approximately $469 million and $307 million, respectively.

     Repurchases of Common Stock of Cleveland Electric, Toledo Edison and Penn Power. In connection with the transfer of the nuclear plants to FE Nuclear, FirstEnergy intends to make a cash capital contribution to FE Nuclear of up to $700 million. FE Nuclear will use the proceeds of this investment at or subsequent to closing to prepay a like amount of the FE Nuclear Notes delivered at closing to Penn Power, Cleveland Electric and Toledo Edison. In turn, Penn Power, Cleveland Electric and Toledo Edison will apply the proceeds of such prepayment of the FE Nuclear Notes, first, to repay outstanding borrowings under the FirstEnergy System Utility Money Pool ("Money Pool")/8/ and, second, to the extent that there are any remaining prepayment proceeds, to repurchase shares of common stock of Cleveland Electric and Toledo Edison that are held by FirstEnergy and shares of common stock of Penn Power that are held by Ohio Edison. The purpose of these transactions is to adjust (i.e, reduce) the equity and debt capitalization of Cleveland Electric, Toledo Edison and Penn Power to mirror their smaller asset base after the transfer of their undivided interests in the nuclear plants to FE Nuclear. On a pro forma basis, taking into account the transfer of the nuclear plants to FE Nuclear and the related intercompany financing transactions, common equity as a percentage of total capitalization of Cleveland Electric, Toledo Edison and Penn Power as of March 31, 2005 will equal 46%, 56% and 56%, respectively./9/

     1.5 Relationship of Transactions to Each Other.
         ------------------------------------------

     The sale of the Utility Subsidiaries' fossil and hydroelectric plants to FE GenCo, as described in Item 1.3, and the transfer of their nuclear plants to FE

----------

8 The Commission has previously authorized FirstEnergy and the Utility Subsidiaries to participate in the Utility Money Pool. See FirstEnergy Corp., et al., Holding Co. Act Release No. 27694 (June 30, 2003). At March 31, 2005, outstanding borrowings under the Utility Money Pool by Cleveland Electric, Toledo Edison and Penn Power totaled $457.2 million, $395.5 million, and $10.5 million, respectively.

9 See pro forma balance sheets of Penn Power, Cleveland Electric and Toledo Edison, filed herewith as Exhibits FS-12, FS-13 and FS-14, respectively. Since the aggregate of Money Pool borrowings by Penn Power, Cleveland Electric and Toledo Edison exceeds $700 million at March 31, 2005, the pro formas do not reflect any stock repurchases.

Nuclear, as described in Item 1.4, are separate and independent transactions, and closing on one is not contingent upon closing on the other.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES
         ------------------------------

     The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are not expected to exceed $40,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS
         -------------------------------

     3.1 General.
         -------

     Sections 9(a), 10, and 12(b) of the Act and Rule 45 thereunder may be deemed applicable to the proposed acquisition by: (a) the Utility Subsidiaries of the FE GenCo Notes, and (b) Cleveland Electric, Toledo Edison and Penn Power of the FE Nuclear Notes. In addition, Sections 9(a) and 10 may be deemed applicable to Penn Power's acquisition of the FE Nuclear common stock. Sections 9(a), 10 and 12(c) of the Act may be deemed applicable to the proposed acquisition by Cleveland Electric and Toledo Edison of shares of their common stock held by FirstEnergy and to the proposed acquisition by Penn Power of shares of its common stock held by Ohio Edison. Section 12(c) of the Act and Rule 46 thereunder may be deemed applicable to the transfer, by in-kind dividend, of the common stock of FE Nuclear by Penn Power to Ohio Edison and of the common stock of FE Nuclear by Ohio Edison to FirstEnergy. However, in each case, the dividend distribution will be charged to retained earnings and not to capital or unearned surplus and, therefore, should not require separate authorization by the Commission. The transfer of the fossil and hydroelectric plants to FE GenCo and of the nuclear generating plants to FE Nuclear, each of which is, or will at the time of transfer be, an EWG is exempt under Section 32(c)(B) of the Act, assuming that the requisite findings under Section 32(c) have been made by the PUCO, PPUC, NJBPU and NYPSC.

     3.2 Rules 53 and 54.
         ---------------

     Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

     FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). Under the Merger Order, as modified by order dated June 30, 2003 (Holding Co. Act Release No. 27694) (the "June 2003 Order"), the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so long as FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's "consolidated retained earning," also as defined in Rule 53(a)(1), of $1.9 billion as of March 31, 2005, would be $950 million. The Merger Order, as modified by the June 2003 Order, also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU, Inc. ("GPU") at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). Under the Merger Order and June 2003 Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.

     As of March 31, 2005, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $1 billion,/10/ an amount significantly below the $5 billion amount authorized in the Merger Order. On a pro forma basis, taking into account the sale of the fossil-fuel units to FE GenCo and sale or transfer of the nuclear power plants to FE Nuclear, FirstEnergy's "aggregate investment" in EWGs and FUCOs as of March 31, 2005 would be approximately $2.5 billion, which is still below the $5 billion threshold authorized under the Merger Order. Additionally, as of March 31, 2005, FirstEnergy's consolidated retained earnings were $1.9 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of March 31, 2005, FirstEnergy's consolidated capitalization consisted of 43.4% common equity, 1.2% cumulative preferred stock, 0% subsidiary - obligated mandatorily redeemable preferred securities, 53.8% long-term debt and 1.6% notes payable. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any impact on FirstEnergy's consolidated capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to

----------

10 This $1 billion amount represents Current Investments only. As of March 31, 2005, FirstEnergy had no GenCo Investments.

FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empresa Distribuidora Electrica Regional S.A. ("Emdersa")./11/

     The domestic public utility subsidiaries of FirstEnergy are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior secured debt. The following chart includes a breakdown of the senior, secured credit ratings for those utility subsidiaries that currently have ratings for senior, secured debt:

--------------------------------------------------------------------------------
Subsidiary                    Standard & Poors/12/     Moody's/13/     Fitch/14/
--------------------------------------------------------------------------------
Ohio Edison                   BBB                      Baa1            BBB+
Cleveland Electric            BBB-                     Baa2            BBB-
Toledo Edison                 BBB-                     Baa2            BBB-
Penn Power                    BBB                      Baa1            BBB+
Jersey Central Power          BBB+                     Baa1            BBB+
Metropolitan Edison Co.       BBB                      Baa1            BBB+
Pennsylvania Electric Co.     BBB                      Baa1            BBB+
--------------------------------------------------------------------------------

     FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or

----------

11 At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. The remaining 20.1% interest in Avon was sold on January 16, 2004. Through 2002, FirstEnergy was unsuccessful in divesting GPU's former Argentina operations and made the decision to abandon its interest in Emdersa in early 2003. On April 18, 2003, FirstEnergy divested its ownership in Emdersa through the abandonment of its shares in Emdersa's parent company. FirstEnergy included in discontinued operations Emdersa's net income of $7 million and a $67 million charge for the abandonment in the second quarter of 2003. An after-tax loss of $87 million (including $109 million in currency transaction losses arising principally from U.S. dollar denominated debt) was included in discontinued operations in 2002. In December 2003, Emdersa Guaracachi S. A. ("EGSA"), GPU Power's Bolivia subsidiary, was sold to Bolivia Integrated Energy Limited. FirstEnergy included in discontinued operations a $33 million loss on the sale of EGSA in the fourth quarter of 2003 and an operating loss for the year of $2 million. On January 30, 2004, FirstEnergy sold its 28.67% interest in Termobarranquilla S. A., Empresa de Servicios Publicos ("TEBSA") for $12 million. An impairment loss of $26 million related to TEBSA was recorded in December 2003 in Other Operating Expenses on the consolidated statement of income and no gain or loss was recognized upon the sale in 2004.

12   Standard & Poor's Rating Services

13   Moody's Investors Service, Inc.

14   Fitch, Inc.

indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

ITEM 4.  REGULATORY APPROVALS
         --------------------

     As described in Items 1.3 and 1.4 above, the Utility Subsidiaries are seeking the requisite findings under Section 32(c) of the Act from the PUCO, PPUC, NJBPU and NYPSC in order or for the transferred fossil-fuel and nuclear plants to be considered "eligible facilities."/15/ Penn Power is also seeking approval from the PPUC for the proposed transactions under Pennsylvania's affiliated interest statute. (See Exhibits D-1 and D-3.) No other state or federal commission or agency, other than this Commission, has jurisdiction over the transactions for which authorization is sought in this Application/Declaration.

ITEM 5.  PROCEDURE
         ---------

     It is requested that the Commission issue a notice of filing of this Application/Declaration as soon as practicable and an order approving the proposed transactions proposed herein as soon as the Commission's rules allow following the end of the notice period, but in any event, no later than September 16, 2005. The Applicants further request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions and that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order in this matter unless the Division of Investment Management opposes the matters covered hereby.

----------

15 As indicated in Item 1.3, the PUCO and PPUC have previously authorized the Utility Subsidiaries to transfer the fossil-fuel plants to FE GenCo pursuant to the Master Lease, including the sale of the plants pursuant to exercise of the purchase option. FERC also previously authorized the transfer of the fossil and hydroelectric plants to FE GenCo. Under the FERC order, the exercise of the purchase option under the Master Lease must occur prior to January 1, 2006. See FirstEnergy Corp., et al., 94 FERC P. 61,179 (2001). The Utility Subsidiaries are also seeking authorization from the FERC and Nuclear Regulatory Commission for the transfer of the nuclear power plants.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
         ---------------------------------

         (a)  EXHIBITS.
              --------

          A     Not applicable.

          B-1 Master Facility Lease, dated as of January 1, 2001, between Ohio Edison Company, Pennsylvania Power Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company, as lessors, and FirstEnergy Generation Corp., as lessee (incorporated by reference to Exhibit 10-147 to the Annual Report on Form 10-K of Ohio Edison Company for the year ended December 31, 2004, File No. 1-2578).

          B-2 Fossil Purchase and Sale Agreement by and between Ohio Edison Company, as Seller, and FirstEnergy Generation Corp., as Purchaser (previously filed).

          B-3 Fossil Purchase and Sale Agreement by and between Pennsylvania Power Company, as Seller, and FirstEnergy Generation Corp., as Purchaser (previously filed).

          B-4 Fossil Purchase and Sale Agreement by and between The Cleveland Electric Illuminating Company, as Seller, and FirstEnergy Generation Corp., as Purchaser (previously filed).

          B-5 Fossil Purchase and Sale Agreement by and between The Toledo Edison Company, as Seller, and FirstEnergy Generation Corp., as Purchaser (previously filed).

          B-6 Nuclear Subscription and Capital Contribution Agreement by and between Pennsylvania Power Company and FirstEnergy Nuclear Generation Corp. (previously filed).

          B-7 Nuclear Capital Contribution Agreement by and between Ohio Edison Company and FirstEnergy Nuclear Generation Corp. (previously filed).

          B-8 Nuclear Purchase and Sale Agreement by and between The Cleveland Electric Illuminating Company, as Seller, and FirstEnergy Nuclear Generation Corp., as Purchaser (previously filed).

          B-9 Nuclear Purchase and Sale Agreement by and between The Toledo Edison Company, as Seller, and FirstEnergy Nuclear Generation Corp., as Purchaser (previously filed).

          B-10  Form of Ohio Edison Fossil Note (filed herewith).

          B-11  Form of Penn Power Fossil Note (filed herewith).

          B-12  Form of Cleveland Electric Fossil Note (filed herewith).

          B-13  Form of Toledo Edison Fossil Note (filed herewith).

          B-14  Form of FE Nuclear Note (filed herewith).

          C     Not applicable.

          D-1 Application of Penn Power to Pennsylvania Public Utility Commission for Approval of Affiliated Interest Agreements (Fossil) (previously filed).

          D-2 Order of the Pennsylvania Public Utility Commission Approving Affiliated Interest Agreements (Fossil) (to be filed by amendment).

          D-3 Application of Penn Power to Pennsylvania Public Utility Commission for Approval of Affiliated Interest Agreements (Nuclear) (previously filed).

          D-4 Order of the Pennsylvania Public Utility Commission Approving Affiliated Interest Agreements (Nuclear) (to be filed by amendment).

          D-5 Application under Section 32(c) of the Act to the Public Utilities Commission of Ohio - Fossil Plants (filed herewith).

          D-6 Order under Section 32(c) of the Act of the Public Utilities Commission of Ohio - Fossil Plants (to be filed by amendment).

          D-7 Application under Section 32(c) of the Act to the Pennsylvania Public Utility Commission - Fossil Plants (filed herewith).

          D-8 Order under Section 32(c) of the Act of the Pennsylvania Public Utility Commission - Fossil Plants (to be filed by amendment).

          D-9 Application under Section 32(c) of the Act to the New York Public Service Commission - Fossil Plants (filed herewith).

          D-10 Order under Section 32(c) of the Act of the New York Public Service Commission - Fossil Plants (to be filed by amendment).

          D-11 Application under Section 32(c) of the Act to the New Jersey Board of Public Utilities Commission - Fossil Plants (filed herewith).

          D-12 Order under Section 32(c) of the Act of the New Jersey Board of Public Utilities Commission - Fossil Plants (to be filed by amendment).

          D-13 Application under Section 32(c) of the Act to the Public Utilities Commission of Ohio - Nuclear Plants (filed herewith).

          D-14 Order under Section 32(c) of the Act of the Public Utilities Commission of Ohio - Nuclear Plants (to be filed by amendment).

          D-15 Application under Section 32(c) of the Act to the Pennsylvania Public Utility Commission - Nuclear Plants (filed herewith).

          D-16 Order under Section 32(c) of the Act of the Pennsylvania Public Utility Commission - Nuclear Plants (to be filed by amendment).

          D-17 Application under Section 32(c) of the Act to the New York Public Service Commission - Nuclear Plants (filed herewith).

          D-18 Order under Section 32(c) of the Act of the New York Public Service Commission - Nuclear Plants (to be filed by amendment).

          D-19 Application under Section 32(c) of the Act to the New Jersey Board of Public Utilities Commission - Nuclear Plants (filed herewith).

          D-20 Order under Section 32(c) of the Act of the New Jersey Board of Public Utilities Commission - Nuclear Plants (to be filed by amendment).

          E     Not applicable.

          F     Opinions of counsel (to be filed by amendment).

          G     Form of Federal Register Notice (previously filed).

          H Consolidated Capitalization Ratios of FirstEnergy, Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison as of March 31, 2005 (previously filed).

          I Average Weighted Cost of Long-term Debt of Utility Subsidiaries as of March 31, 2005 (filed herewith).

         (b)  FINANCIAL STATEMENTS.
              --------------------

          FS-1 FirstEnergy Consolidated Balance Sheets as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to FirstEnergy Form 10-K for the period ended December 31, 2004) (File No. 333-21011).

          FS-2 Ohio Edison Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to Ohio Edison Company Form 10-K for the period ended December 31, 2004) (File No. 1-2578).

          FS-3 The Cleveland Electric Illuminating Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to The Cleveland Electric Illuminating Company Form 10-K for the period ended December 31,
                2004) (File No. 1-2323).

          FS-4 The Toledo Edison Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to The Toledo Edison Company Form 10-K for the period ended December 31, 2004) (File No. 1-3583).

          FS-5 Pennsylvania Power Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to Pennsylvania Power Company Form 10-K for the period ended December 31, 2004) (File No. 1-3491).

          FS-6 FirstEnergy Consolidated Balance Sheets as of March 31, 2005, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Statements of Cash Flows for the three months ended March 31, 2005. (Incorporated by reference to FirstEnergy Form 10-Q for the period ended March 31, 2005) (File No. 333-21011).

          FS-7 Ohio Edison Company Consolidated Balance Sheet as of March 31, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2005. (Incorporated by reference to Ohio Edison Company Form 10-Q for the period ended March 31, 2005) (File No. 1-2578).

          FS-8 The Cleveland Electric Illuminating Company Consolidated Balance Sheet as of March 31, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2005. (Incorporated by reference to The Cleveland Electric Illuminating Company Form 10-Q for the period ended March 31, 2005) (File No. 1-2323).

          FS-9 The Toledo Edison Company Consolidated Balance Sheet as of March 31, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2005. (Incorporated by reference to The Toledo Edison Company Form 10-Q for the period ended March 31, 2005) (File No. 1-3583).

          FS-10 Pennsylvania Power Company Consolidated Balance Sheet as of
                March 31, 2005, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2005. (Incorporated by reference to Pennsylvania Power Company Form 10-Q for the period ended March 31, 2005) (File No. 1-3491).

          FS-11 Pro forma Balance Sheet of Ohio Edison Company, together with journal entries (filed herewith).

          FS-12 Pro forma Balance Sheet of Pennsylvania Power Company, together with journal entries (filed herewith).

          FS-13 Pro forma Balance Sheet of Cleveland Electric Illuminating
                Company, together with journal entries (filed herewith).

          FS-14 Pro forma Balance Sheet of Toledo Edison Company, together with journal entries (filed herewith).

          FS-15 Pro forma Balance Sheet of FirstEnergy Corp. (stand-alone), together with journal entries (filed herewith).

     There have been no material changes, not in the ordinary course of business, to the aforementioned balance sheets from March 31, 2005, to the date of this Application/Declaration.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
         ---------------------------------------

     The proposed transactions do not involve "major federal actions significantly affecting the quality of the human environment" as set forth in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the proposed transactions will not result in changes in the operations of the Applicants that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

     Pursuant to the requirements of the 1935 Act, the undersigned companies have duly caused this amended and restated Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.

                                     FirstEnergy Corp.
                                     Ohio Edison Company
                                     The Cleveland Electric Illuminating Company
                                     The Toledo Edison Company
                                     Pennsylvania Power Company


                                     By: /s/ Harvey L. Wagner
                                             ----------------
                                     Name:   Harvey L. Wagner
                                     Title:  Vice President and Controller

Date:  June 7, 2005